Issuer Free Writing Prospectus filed

pursuant to Rule 433

supplementing the Prospectus

dated April 16, 2010

Registration No. 333-165859

UTEK Corporation (d/b/a Innovaro)

1,481,481 Shares of Common Stock

Series A Warrants to Purchase up to 1,481,481 Shares of Common Stock

Series B Warrants to Purchase up to 893,519 Shares of Common Stock

Dated July 8, 2010

Issuer:	UTEK Corporation (d/b/a Innovaro) (“INV”)

Ticker/Exchange:	INV/NYSE Amex

Last sale price of INV Common Stock:	$3.49 per share of Common Stock on July 7, 2010

Title of Securities:	Common stock, $0.01 par value per share (“Common Stock”), Series A warrants to purchase shares of Common Stock (“Series A Warrants”) and Series B warrants to purchase shares of Common Stock (“Series B Warrants”). The shares of Common Stock, the Series A Warrants and the Series B Warrants will be sold together (the “Offered Securities”); for each share of Common Stock purchased by an Investor (collectively, the “Offered Shares”), the Investor shall receive one Series A Warrant to purchase one share of Common Stock and one Series B Warrant which provides the holder thereof with the right to purchase additional shares of Common Stock in an amount and under the circumstances described below.

Series A Warrants:	The exercise price of the Series A Warrants shall be $3.43 per share of Common Stock. The Series A Warrants are exercisable for a five-year period commencing six months after the date of their issuance. The Series A Warrants shall be exercisable for cash; provided, however, if a registration statement covering the Common Stock underlying the Series A Warrants is not available, the Investor may exercise the Series A Warrants using standard cashless exercise provisions.

Series B Warrants:	The exercise price of the Series B Warrants shall be $0.01 per share of Common Stock. The Series B Warrants will become initially exercisable on the 60 day anniversary of the date of their issuance if the market price (calculated in the manner described below) of the Common Stock on such anniversary date is less than the Public Offering Price (the market price of the Common Stock on such 60-day anniversary date is referred to herein as the “First Determination Date Price”). In addition, the number of Series B Warrants that will become exercisable will increase on the 120 day anniversary of the date of their issuance if the market price (calculated in the manner described below) of the

Common Stock on such anniversary date is less than both the Public Offering Price and the First Determination Date Price. In each such event, the Series B Warrants will be exercisable for a number of shares such that the average price per share of the (i) Offered Shares and (ii) the shares of Common Stock issuable upon exercise of the Series B Warrants equals the greater of (i) the market price (calculated in the manner described below) of the Common Stock on the date of calculation and (ii) $1.60. For purposes of the Series B Warrants, the term “market price” shall mean 90% of the average of the weighted average price of the common stock (as reported by Bloomberg on the HP screen) during the 10 trading days preceding the date of calculation.

Offering:	Up to 1,481,481 million shares of Common Stock, Series A Warrants to purchase up to 1,481,481 shares of Common Stock and Series B Warrants to purchase up to 893,591 shares of Common Stock.

Public Offering Price:	$2.565 per Offered Share.

Beneficial Ownership Limitation:	Notwithstanding anything herein to the contrary, in no event shall an Investor be entitled to exercise the Series A Warrants or the Series B Warrants to the extent that, after such exercise, the sum of (1) the number of shares of Common Stock beneficially owned by the Investor and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unexercised portion of the Series A Warrants or the Series B Warrants), and (2) the number of shares of Common Stock issuable upon the exercise of the Series A Warrants or the Series B Warrants with respect to which the determination of this limitation is being made, would result in beneficial ownership by the Investor and its affiliates of more than 4.99% of the outstanding shares of Common Stock. An Investor may elect to increase such percentage from 4.99% to 9.99%.

Estimated Proceeds to INV (before advisory fees and estimated offering expenses) :	$2.565 per Offered Share ($3.8 million total)

Net Proceeds (after advisory fees and estimated offering expenses):	Approximately $2.227 per Offered Share ($3.3 million total).

Use of Proceeds:	We intend to use the net proceeds from the sale of the Offered Securities to continue our development of an innovation software platform containing a modular suite of tools and applications that is intended to enhance our clients’ innovation capabilities. We may also use a portion of the net proceeds from the sale of the Offered Securities for general corporate purposes, including working capital and capital expenditures, and to effectuate strategic acquisitions of other companies in our business sector.

Settlement Date:	July 12, 2010

Subsequent Issuances:	Each Investor shall have the right of first refusal to purchase 100% of the shares of the Company’s common stock or securities convertible into or exercisable for shares of the Company’s common stock to be issued by the Company in certain offerings until the one (1) year anniversary of the date of the issuance of the Offered Shares. Thereafter, each Investor shall have the right of first refusal to purchase 50% of the shares of the Company’s common stock or securities convertible into or exercisable for shares of the Company’s common stock to be issued by the Company in certain offerings until the two (2) year anniversary of the date of the issuance of the Offered Shares.

Recent Developments:	Based on voting results received to date in connection with the Company’s 2010 annual meeting of stockholders to be held later today, three nominees for director to the Company’s Board of Directors, Holly Callen Hamilton, Keith A. Witter and Kwabena Gyimah-Brempong, have received a greater number of votes “withheld” for his or her election as a director than votes “for” such election (a “Majority Withheld Vote”). In accordance with the Company’s Corporate Governance Guidelines, a nominee for director that receives a Majority Withheld Vote must promptly tender his or her resignation offer to the Company’s Board of Directors following certification of the stockholder vote at which he or she receives a Majority Withheld Vote and then the members of the Company’s Board of Directors that have not received a Majority Withheld Vote have a certain period of time in which to determine whether to accept or reject such resignation offer. For a more complete description of the procedures to be followed by the Company’s Board of Directors in connection with a Majority Withheld Vote, see the Company’s proxy statement filed with the SEC on April 16, 2010.

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